April 8, 2009

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance (Mail Stop 3561)

Securities and Exchange Commission

100 F Street N.E.
Washington, DC 20549

Re: Hormel Foods Corporation
File No. 001-02402
Form 10-K for the Fiscal Year Ended October 26, 2008, filed December 23, 2008

Dear Ms. Cvrkel,

This letter contains the responses of Hormel Foods Corporation, a Delaware corporation (the Company), to your letter dated March 30, 2009 (the SEC Letter).  We have incorporated your numbered comments from the SEC Letter below, and our corresponding response follows each item.

Dollar amounts included in this response are stated in thousands.

Annual Report on Form 10-K for the Fiscal Year Ended October 26, 2008

Exhibit 13

Selected Financial Data, page 17

Comment

1.             We note your presentation of the non-GAAP measure EBITDA in your selected financial data.  Please revise future filings to include all disclosures required by Item 10(e) of Regulation S-K with respect to this non-GAAP measure.  As part of your revised disclosure, please include a reconciliation of this non-GAAP measure to the most comparable GAAP measure and include disclosure of how this non-GAAP measure is used by the company’s management.  Also, future filings should be revised to include an explanation of why management believes the measure provides meaningful information to investors.

Response

1.             In recent years, the Company has included certain non-GAAP measures on the Selected Financial Data table, representing those items that we believe to be commonly used by investors and analysts when assessing our financial performance.  We have provided a footnote to that table, which verbally details the calculation of these items and reconciles them to net earnings calculated on a GAAP basis.  We believe our historical disclosures have been adequate, as all components of this calculation are items that are directly available on the face of our financial statements.  However, any non-GAAP measures provided in future filings will be accompanied by the additional disclosures required by Item 10(e) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 29

Comment

2.             We note that you have multiple ratios discussed in your liquidity section on page 29.  Please revise future filings to include Exhibit 12 reflecting the calculations of all ratios presented in accordance with the guidance in Item 601(b)(12) of Regulation S-K.

Response

2.             The Company has historically provided a table of financial ratios to supplement our Liquidity and Capital Resources disclosure.  These ratios have been provided for informational purposes only, and are not referenced or discussed anywhere else throughout our filings.  We believe our narrative disclosure in this section has been comprehensive, and has addressed all material factors impacting the Company’s liquidity.  Therefore, the Company will assess the value of providing financial ratios in future filings.  The calculations for any ratios presented in the future will be provided on Exhibit 12, in accordance with the guidance in Item 601(b)(12) of Regulation S-K.

Financial Statements, page 38

Consolidated Statements of Cash Flows, page 42

Comment

3.             We note the adjustment to reconcile net earnings for fiscal 2008 to net cash provided by operating activities described as “non-cash investment activities” aggregating $32,966.  Please tell us and explain in the notes to your financial statements in future filings the nature of this non-cash investment activity.  As part of your response and your revised disclosure, please explain how this non-cash investment activity was valued and accounted for in the company’s financial statements.

Response

3.             Non-cash investment activities presented on the Company’s Consolidated Statements of Cash Flows generally consist of unrealized gains or losses on the Company’s rabbi trust investments, amortization of affordable housing investments, and amortization of bond financing costs.  Additionally, the Company had a $2,400 investment write-off during fiscal 2008.  The noted investments are included in other assets on the Consolidated Statements of

Financial Position.  Changes in the value of these investments are included in the Company’s net earnings each year, and are presented in the Consolidated Statements of Operations as either interest and investment income or interest expense, as appropriate.  We will expand our disclosure related to the nature of this line item in future filings.

Notes to Consolidated Financial Statements October 26, 2008, page 43

Note A, page 43

Summary of Significant Accounting Policies, page 43

Investments, page 43

Comment

4.             Your disclosure indicates that you account for securities in the rabbi trust as trading securities.  However, we note no disclosure of trading securities in your prior fiscal year annual report on Form 10-K.  If you transferred securities from available for sale or held to maturity to the trading category during your fiscal year 2008, please tell us the portion of the unrealized holding gain or loss at the date of the transfer that has not been previously recognized in earnings and that was recognized in earnings immediately under paragraph 15(b) of SFAS 115.  Furthermore, please ensure that all future filings contain the disclosures outlined in paragraph 21 of SFAS 115 for your relevant categories of outstanding securities, as applicable.

Response

4.             The Company’s rabbi trust was initially funded in fiscal year 2003, and was accounted for as an investment in trading securities.  At that time, disclosure was included in our annual report Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations.  This disclosure included the amount funded, the types of securities invested in, and a statement that the gains or losses associated with these investments were included in interest and investment income on the Consolidated Statement of Operations.  Subsequent to that initial funding, disclosure has generally been made quarterly regarding additional funding and/or the impact on net interest and investment income, if material.

There has been no change in the method of accounting for this investment, and there has not been a transfer to trading securities from either available for sale or held to maturity securities.  Due to unusual market volatility during fiscal 2008, the amount of unrealized gains and losses on this investment became material, and the Company felt additional disclosure was warranted to fully explain the impact that the rabbi trust results had on the Company’s earnings.  It was that volatility that resulted in additional disclosures in Note A: Investments and in the Quantitative and Qualitative Disclosure About Market Risks that were not included in the Company’s Annual Report on Form 10-K for Fiscal Year 2007.

The Company will include all information required by paragraph 21 of SFAS 115 in future filings, as appropriate.

Inventories, page 43

Comment

5.             We note from the disclosure on page 43 that inventory cost is calculated using the average cost method.  We further note from your fiscal 2007 Annual Report on Form 10-K that you calculated inventory cost under the FIFO method in the prior period.  Based on these disclosures, it appears as though you have had a change in accounting principle as described in paragraph 2(c) of SFAS 154.  Please tell us, and revise future filings to disclose, how you accounted for the change in inventory costing method pursuant to the guidance in paragraph 7 of SFAS 154, including the effects of the change on your financial statements.  Also, please revise future filings to include all of the disclosures required by paragraphs 17 and 18 of SFAS 154 or explain why you do not believe this is required.  As part of your response, please provide your justification for the change in inventory costing method pursuant to the guidance in paragraphs 12 through 14 of SFAS No. 154.  In addition, please tell us why a preferability letter for this change was not filed by your auditors in accordance with Item 601(b)(18) of Regulation S-K or tell us why you were not required to do so.  We may have further comment upon receipt of your response.

Response

5.             During fiscal 2008, the Company did not change the accounting method used to value inventory.  The wording in Note A regarding inventories was modified to better describe the method used.

                The Company utilizes a combination of both FIFO and average costing methods to value inventory.  As we have made acquisitions, we have evolved over time to a more predominant use of average costing methods.  Additionally, the Company’s inventory turns very quickly, and only a small percentage of inventory remaining at the end of a period was in inventory at the beginning of that same period.  Due to the multiple turns of inventories within an accounting period, any difference between the application of FIFO and average costing methods would not be significant.

                During our review of our fiscal 2008 disclosures with our external auditors, it was agreed that the wording “principally under the average cost method” more accurately reflects our inventory costing method.

Note I, page 53

Stock Based Compensation, page 53

Comment

6.             We refer to the second paragraph on page 54 where you disclose the amounts of cash received from the exercise of stock options.  Please tell us where you have classified these amounts on your statement of cash flows.  To the extent you have classified these amounts in “Other” please consider disclosure as a separate line item under financing activities in future filings when significant.  In this regard, we note that amounts received from stock option exercises during 2008 represented 10% of cash used in financing activities.

Response

6.             The amount of cash received for stock options exercised is included in “Other” under Financing Activities on the Company’s Consolidated Statements of Cash Flows.  As the Company’s stock option plan allows for both cash and cashless exercise of options, this amount may vary significantly based on the method selected by participants during any particular reporting period.  Although cash received for stock option exercises was 10% of net cash flows related to financing activities in 2008, it was only 2% of financing cash flows on an absolute basis.  However, the Company is in agreement that this source of cash flows may be significant, and will disclose the cash received from option exercises as a separate line item in future filings.

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (SEC);

•      SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (507) 437-5611 (telephone) or (507) 437-5109 (facsimile).  Thank you.

Sincerely,

/s/ Jeffrey M. Ettinger
Jeffrey M. Ettinger

cc:	Heather Clark,
Securities and Exchange Commission
Jody H. Feragen,
Sr. Vice President & Chief Financial Officer, Hormel Foods Corporation
James N. Sheehan,
Vice President & Controller, Hormel Foods Corporation
Brian D. Johnson,
Corporate Secretary & Senior Attorney, Hormel Foods Corporation